Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Royale Coach by Monaco, Inc., an Indiana Corporation.

MCC Acquisition Corporation, a Delaware Corporation.

MCCO Foreign Sales Corp., a Barbados Corporation.

HCO Harney Coach Works, an Oregon Corporation.

ORLV Outdoor Resorts of Las Vegas, Inc., a Nevada Corporation.

ORN Outdoor Resorts of Naples, Inc., a Florida Corporation.

ORMCC Outdoor Resorts Motorcoach Country Club, Inc., a California Corporation.